

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Rrandy L. Newman
Chief Executive Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, ND 58201

> **Re: Alerus Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed September 16, 2020**
> **File No. 333-248841**

Dear Mr. Newman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joseph Ceithaml, Esq.